MAG SILVER CORP. (An exploration stage company) Management Discussion & Analysis For the three and nine months ended September 30, 2010
Dated: November 10, 2010

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 West Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a “reporting foreign issuer” in the USA.

The following Management Discussion and Analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three and nine months ended September 30, 2010 and 2009.  It is prepared as of November 10, 2010 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010, together with the notes thereto and the audited consolidated financial statements for the year ended December 31, 2009, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

In December of 2008, London Stock Exchange listed Fresnillo plc (“Fresnillo”) announced an intention to make a hostile take-over bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its then ownership of 19.8% of MAG (current ownership of MAG is believed to be 17.87%), was in the unique position of also being the majority owner (56%) and operator of the joint venture company Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), the remaining 44% held by the Company.  On June 18, 2009, in connection with MAG's formal application to the Ontario Securities Commission (“OSC”) to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company, as required by Multilateral Instrument 61-101, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents concerning Fresnillo's regional development plans incorporating the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator, do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile take-over bid, obviating the need to comply with the OSC order.

During Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (“ICC”) pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG is seeking a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG’s board in breach of the standstill provisions contained in the Shareholders Agreement.  The Company is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including damages and other orders arising from Fresnillo’s alleged failure to advance development on the Juanicipio property at an appropriate pace consistent with the standards imposed by the Shareholders Agreement. If the Company is successful in its arbitration proceedings, Fresnillo will, among other things, be precluded from launching another take-over bid without MAG's consent.

An arbitral tribunal has been established in the Arbitration proceedings, and on April 20, 2010, the ICC Court provided notice to both MAG and Fresnillo that the procedural terms of reference and a preliminary timetable had both been approved. As part of the arbitration proceedings, the Company has filed various documents and evidence in support of its claims and, in October 2010, a hearing was held in Mexico City before the ICC arbitral tribunal.  Written legal submissions are scheduled to be submitted to the arbitral tribunal in December 2010, and a tribunal decision is anticipated for the first quarter of 2011.  Results of litigation are inherently uncertain and there can be no assurances as to the final outcome.

2/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

In response to and since Fresnillo’s intended hostile bid, MAG has accelerated its own exploration programs with the aim of unlocking additional shareholder value from its own portfolio of exploration properties.  Results of the exploration programs on the Company’s own properties indicate that both the Cinco de Mayo and Lagartos SE projects have been advanced with significant drill results and are worthy of further exploration work going forward.  At Cinco de Mayo an extensive, near surface, molybdenum and gold mineralized deposit has been discovered and work continues to expand and delineate the Pozo Seco molybdenum-gold zone.  During the quarter, the Company announced the release of an initial mineral resource estimate for this discovery prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA).

See “Review of Operations and Projects” below for more detail on the Company’s exploration activities.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed AIF.  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”) and or prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”).

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This MD&A uses the terms "Inferred Resources" and “Indicated Resources”. MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

FINANCIAL PERFORMANCE

At September 30, 2010 the Company had working capital of $47,115,059 (compared to $31,907,471 at September 30, 2009), including cash on hand of $46,507,043 (compared to $30,491,397 for the period ended September 30, 2009). The Company’s reserves of cash originate from financings.  The increase in cash over the prior period is a result of a completed bought deal financing that closed on May 18, 2010 for net proceeds of $33,148,722 (see “Liquidity and Capital Resources” below).

Interest earned for the three and nine months ended September 30, 2010 was $120,698 and $191,534 respectively, compared to $66,949 and $258,913 respectively for the comparable 2009 periods.  Interest earned correlates directly to the amount of cash on hand during the period and the prevailing interest rates. Currently, the Company is earning 1.15% on its daily cash balances.

3/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

The loss before interest income and unrealized gain on warrant mark to market for the three months ended September 30, 2010 was $4,541,026 compared to a loss for the same period in 2009 of $1,351,265.  The increase in the current quarter’s loss as compared to the prior period was primarily due to a mineral property write-off (Salemex – see below) in the three months ended September 30, 2010 of $2,046,937 (2009: $46,356) and an increase in legal expenses for the current quarter to $948,890 (2009: $166,713) as the Company prepared for the arbitration proceedings referred to above.  Also included in the loss for the three months ended September 30, 2010 was stock compensation expense (a non-cash item) totaling $568,067 (2009: $Nil) as calculated on 385,000 stock options granted in the quarter (2009: Nil, Nil) to two new officers of the Company. The fair value of all stock-based compensation is estimated using the Black-Scholes-Merton option valuation model and is recorded in operations or capitalized against properties over the vesting period of the options.  This option pricing model uses various data inputs such as the level of dividends paid, the weighted average volatility of the Company’s shares price, an annual risk-free interest rate, an expected term of the option, as well as the market price of the Company’s shares at the date of the grant.

The loss before interest income and unrealized gain on warrant mark to market for the nine months ended September 30, 2010 was $8,137,961 compared to a loss for the same period in 2009 of $11,089,690.  The decrease in the loss for the nine months ended September 30, 2010 as compared to the prior period is primarily related to decreased foreign exchange loss (2010: $114,778; 2009: $481,065), general office and property investigation costs (2010: $529,761; 2009: $752,292), legal expenses (2010: $1,687,449; 2009: $2,656,871), mineral property write offs (2010: $2,046,937; 2009: $3,687,927), and shareholder relations (2010: $226,935; 2009: $596,082).  The current period’s foreign exchange loss of $114,778 was less than the prior period ($481,065) as the Mexican Peso was more stable against the Canadian Dollar in the current period.  General office and property investigation costs (2010: $529,761; 2009: $752,292), legal expenses (2010: $1,687,449; 2009: $2,656,871), and shareholder relations costs (2010: $226,935; 2009: $596,082) all decreased in the nine months ended September 30, 2010 compared to the prior period when MAG was exposed to substantial professional and administrative costs, particularly for take-over defense and the protracted proceedings in front of the OSC as a result of Fresnillo’s intended hostile bid announced in late 2008.

Audit and accounting fees for the nine months ended September 30, 2010 of $371,454 increased from $247,734 in the comparable prior period, as the Company hired a financial consultant for part of the current period and also incurred advisory costs on tax and strategic planning in Mexico.

Included in the loss for the nine months ended September 30, 2010 was stock compensation expense (a non-cash item) totaling $1,727,468 (2009: $1,260,945) on 775,000 stock options (2009: 552,142) granted in the period.  The fair value of all stock-based compensation is estimated using the Black-Scholes-Merton option valuation model as referred to above.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
December 31, 2009	$42,227	$(2,659,433)	$(0.05)
September 30, 2009	$66,949	$(1,284,316)	$(0.03)
June 30, 2009	$53,239	$(4,384,704)	$(0.09)
March 31, 2009	$138,725	$(5,161,757)	$(0.10)
December 31, 2008	$313,847	$(1,610,743)	$(0.04)

Notes:

(1)

The Company’s primary source of revenue during the quarters listed above was interest earned on bank balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates.

(2)

Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above in “Financial Performance”.

4/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

REVIEW OF OPERATIONS AND PROJECTS

During the three and nine months ended September 30, 2010, the Company incurred $96,153 and $319,733 respectively on property acquisition costs (2009: $558,438 and $1,537,943 respectively) and $2,749,610 and $8,894,696 respectively for exploration expenditures (2009: $ 2,285,951 and $13,169,566 respectively) on MAG’s 100% owned properties.  In the three months ended September 30, 2010, the Company’s exploration activity was primarily focused on its 100% owned Cinco De Mayo property, where $2,085,651 in exploration expenditures were incurred in the quarter (2009: $ 1,226,832) and 10,720 metres drilled (2009: 5,536 metres). Exploration on the Company’s other 100% owned projects (Batopilas, Lagartos SE, Salemex, Guigui, Lorena, Camino Duro, and Nuevo Mundo) was minimal in the quarter amounting to $648,852 (2009: $1,059,119), and was primarily focused on the Salemex project where exploration results did not meet the Company’s criteria for maintaining the property and property costs of $2,046,937 were consequently written off in the quarter (see below).

On the Juanicipio Property, drilling was conducted by the project operator Fresnillo where the Company’s share of costs is funded through its 44% interest in Minera Juanicipio (see below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s IDEA website at www.sec.gov.

Juanicipio Property

Minera Juanicipio, held 56% by Fresnillo and 44% by the Company, is a Mexican incorporated joint venture company that owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Since MAG’s mineral discovery there in 2003, the Juanicipio property has been advanced by the joint venture into a significant silver deposit.  The Valdecañas Vein hosts the primary deposit on the property, while the Juanicipio Vein and other targets demonstrate potential for further discoveries.  On August 19, 2009 independent engineering firm Wardrop, a Tetra Tech Company, (“Wardrop”) delivered a NI 43-101 scoping study on the Valdecañas Vein. Commissioned by Minera Juanicipio, this preliminary economic assessment for a baseline standalone operation demonstrated very positive economics, even without taking into account the benefit of potential regional synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

5/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

On July 15, 2010, MAG confirmed an earlier report by Fresnillo plc dated July 14, 2010, that Minera Juanicipio S.A. de C.V had appointed AMC Mining Consultants (Canada) Ltd. to undertake a prefeasibility study for the development of a standalone underground silver mine on the Juanicipio Property. The prefeasibility study has been commissioned as one of the studies necessary to explore the manner in which the Juanicipio Property should be developed and is expected to be completed by the end of calendar 2010.  The Juanicipio joint venture, at Fresnillo’s request, had previously appointed SRK Consulting to conduct an audit of Juanicipio’s total resources, which confirmed the indicated and inferred resources estimated by Fresnillo plc. Scott Wilson RPA, on behalf of MAG, is conducting an independent resource estimation anticipated to be released in the fourth quarter of 2010.

The Company’s 2010 Minera Juanicipio budget is approximately $2.9 million and consists of both MAG’s pro rata 44% share of the joint venture budget (MAG’s share amounting to US$2.6 million) and the balance for project expenditures on its own account.  The budget includes the Company’s 44% contribution for both the exploration budget and the additional engineering budget for the prefeasibility study referred to above. As at September 30, 2010, through Minera Juanicipio cash calls, the Company had funded US$2.3 million of its 44% share of the 2010 joint venture budget, representing expected expenditures through November 2010 as reported by the operator Fresnillo. Although progress continues on the Juanicipio Property, the Company continues to advise Fresnillo that MAG supports a more rapid development program for the Valdecañas Vein in accordance with industry best practices in order to ensure the best financial results for the property.  The Technical Committee and Board of Directors of Minera Juanicipio, comprising representatives from both Fresnillo and the Company meet several times a year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.

The Company has spent on its own account, or has advanced to Minera Juanicipio, a cumulative total of $11,116,012 for its 44% of acquisition and exploration costs to September 30, 2010 (2009: $9,312,374).  None of these costs or advances discussed herein takes into account subsequent currency translation adjustments.  In the nine months ending September 30, 2010, Fresnillo, as the operator, has completed 21,807 metres of drilling in 35 holes on the property, representing 87% of the proposed drilling for the year.  For the three and nine months ended September 30, 2010 the Company’s 44% share of joint venture expenditures amounted to $1,028,417 and $2,505,662 respectively (2009: $34,631 and $1,145,627, respectively).

Presently, there are a total of five drills operating on the Juanicipio Property. Drilling in 2010 has been directed to the Valdecañas Vein in order to convert a substantial portion of the remaining inferred resource to an indicated resource, while exploration work also continued along the Juanicipio Vein for a potential bonanza zone. Exploration has also focused on new areas in the search for other veins on the Juanicipio property. One of those holes, 37P intersected what may be new vein midway between the Valdecañas Vein and the Juanicipio Vein.

Valdecañas Vein

The 2010 exploration program on the Valdecañas Vein was designed primarily to complete the 100 metre by 100 metre drill pattern and convert as much of the contained ounces from an inferred into an indicated resource category.  As at September 30, 2010, 47.8% of the total contained ounces were classified as indicated as reported by Fresnillo.

The Minera Juanicipio technical committee, at a session in September and on the proposal of Fresnillo, also agreed to drill an additional four holes on the Valdecañas Vein over and above the agreed 2010 drilling program. This drilling is scheduled to be completed before year-end in areas of the Valdecañas vein where there is a high probability of converting more of the resource to indicated from inferred. These holes will also be drilled to a sufficient depth to intersect the footwall vein.

Drill results for the quarter ended September 30, 2010 to November 10, 2010, as reported to the Company by Fresnillo, are presented in Table 1 and a resource update is currently in progress.  Further results are pending.

6/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

Footwall Vein

Several holes in the 2010 exploration program have intersected very wide and high grade silver mineralization in the footwall vein along the western end of the Valdecañas Vein.  The best intercept was Hole JA which returned 5.66 metres, grading 1,241 grams per tonne (“g/t”) silver (36.2 ounces per ton (“opt”)), 0.27 g/t gold, 1.05% lead and 2.36% zinc. Some of the earlier drill holes intersected the footwall vein but many holes were not continued far enough to reach the footwall vein.  At this time, there appears to be excellent exploration potential to extend the footwall vein down dip and to the west to the boundary of the joint venture.

Hole KG3 (see Table 1) intersected the footwall vein and returned a robust 11.84 metres with 0.97 g/t gold, 324 g/t silver and 3.76% lead plus zinc.

The technical committee agreed to review the drilling to date on the Valdecañas vein to determine if holes that did not intersect the footwall vein can be re-entered and deepened to help fill in areas where significant intercepts have been previously reported.  A determination is pending. As noted above, the Technical Committee also agreed to drill an additional 4 holes over and above the agreed 2010 drilling program before year end on Valdecañas, these holes will also be drilled to a sufficient depth to intersect the footwall vein.

Possible “New” Vein

Drilling on a structure mid-way between the western portion of the Valdecañas Vein and the Juanicipio Vein has intersected a possible new and well-mineralized vein, as yet unnamed.  This vein is believed to have been intersected at a high angle indicating a north dipping attitude (opposite to the known veins in Juanicipio, but comparable to known veins in the Fresnillo Mine area).  The true width is estimated at 2.75 metres and grades 490 g/t silver (14.3 opt), 0.94 g/t gold and negligible base metal values. Comparing it to the Valdecañas Vein, the elevation of the intercept, the low base metal values, the vein textures, and mineralogy indicate that this zone has been intersected near or at the top of the bonanza zone elevation. Additional drilling is required to confirm the continuity of this possible new vein and determine its strike and dip. Hole 41P was drilled to intercept the vein in 37P about one hundred metres down dip on the same section. A third hole was also agreed to by the Technical Committee to test the structure / vein one hundred metres to the west and at the same elevation as 37P.

Juanicipio Vein

So far in 2010, the joint venture has drilled 4 holes (a fifth is in progress) on the Juanicipio Vein.  Intercepts continue to exhibit high silver and gold grades over narrow widths and the program continues to delineate the vein along strike to the west.  The best intercept in 2010 is Hole 19R which returned 0.52 metres grading 731 g/t silver (21.3 opt), 2.09 g/t gold, 10.50% lead and 7.66% zinc.  Drilling continues to delineate the vein along strike to the west; the vein has been traced for almost 1,400 metres to the west and remains open.

Table 1:  Juanicipio Joint Venture Assay Summary: July 1, 2010 to November 10, 2010 (as reported to the Company by Fresnillo):

Hole Number	From (metres)	To (metres)	Width (metres)	Silver (Ag) (g/t)	Silver (Ag) (opt)	Gold (Au) (g/t)	Lead (Pb) (%)	Zinc (Zn) (%)	True Width (metres)
Valdecañas Vein
FA	630.55	633.05	2.50	275	8.02	0.57	0.04	0.05	2.05
Breccia Zone	633.85	640.85	7.00	350	10.21	0.17	0.09	0.10	5.73
Footwall	642.20	643.70	1.50	72	2.10	0.10	0.36	0.51	1.15
KG3	782.55	786.85	4.30	81	2.36	1.63	0.37	1.11	2.76
Hangingwall	753.70	755.75	2.05	787	22.95	0.26	1.31	3.69	1.57
Footwall	790.80	807.55	16.75	324	9.45	0.97	1.97	1.79	11.84

7/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

Hole Number	From (metres)	To (metres)	Width (metres)	Silver (Ag) (g/t)	Silver (Ag) (opt)	Gold (Au) (g/t)	Lead (Pb) (%)	Zinc (Zn) (%)	True Width (metres)
PF	775.50	782.30	6.80	76	2.22	0.44	1.03	1.65	5.57
Hangingwall	755.65	757.65	2.0	160	4.67	0.46	3.12	6.22	1.93
Hangingwall	771.80	774.35	2.55	25	0.73	0.72	0.55	0.61	0.44
Juanicipio Vein
22R	431.65	432.90	1.25	60	1.75	0.50	0.00	0.01	0.80
23R	800.35	801.70	1.35	1	0.03	0.02	0.01	0.00	0.40
Exploration
33P	NSV
37P	476.10	481.60	5.50	490	14.29	0.94	0.00	0.02	2.75
37P	587.10	587.70	0.60	52	1.52	0.07	0.00	0.00	0.16
37P	614.25	616.65	2.40	155	4.52	0.07	0.00	0.01	0.30

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001).  Samples shipped also include intermittent standards and blanks.  Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis.  Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab).  The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance.  The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Cinco de Mayo Property

Cinco de Mayo is one of eight 100% owned district scale projects operated by MAG.  The Cinco de Mayo property is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua Sate, Mexico. Cinco de Mayo is a 15,000 hectare property straddling the same regional structure that contains the largest Carbonate Replacement Deposits (“CRD’s”) in Chihuahua.  Exposures are very limited, so exploration is guided by MAG’s CRD exploration model, airborne magnetic and Versatile Time Domain Electro Magnetic (“VTEM”) and Z-axis Tipper Electro Magnetic (“ZTEM”) surveys, surface mapping of the sparse outcrops, and drilling.  Results to date indicate the presence of a deep two by three kilometre intrusive center with high-level intrusive offshoots lying beneath a high limestone ridge, flanked by a series of prominent linear magnetic lows that coincide with NW-SE structural zones.

Drilling during the third quarter of 2010 totaled 10,720 metres in 28 holes at Cinco de Mayo.  To date, the Company has drilled a cumulative 294 holes and 135,570 metres on the property, and has outlined the important 2,500 metres long Pozo Seco molybdenum and gold deposit described below as well as the high grade silver/lead/zinc mineralization along approximately 2,000 metres of strike length in the Jose Manto described previously.

During the three and nine months ended September 30, 2010, the Company incurred $2,085,651 and $7,501,334 respectively in exploration costs at Cinco de Mayo (2009: $1,226,832  and $6,384,370 respectively), and a cumulative total of $25,402,464 to September 30, 2010. The current drilling and geophysical work was part of an initial approximately $5.0 million budget for exploration work at Cinco de Mayo in 2010.  However, as exploration expenditures in the first six months of the year ($5,415,683) exceeded the initial budget due to accelerated and additional drilling, the Company revaluated its exploration plans during the third quarter and revised its overall 2010 budget to $8.8 million for Cinco de Mayo.  It is expected that diamond drilling will continue aggressively around the periphery of the "Pozo Seco Deposit" area at Cinco de Mayo through the balance of the year, as drilling results continue to demonstrate the high exploration and resource potential of the property and justify continued exploration and subsequent expenditures.

8/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the project area.  Pozo Seco quickly developed substantial size and grade potential, with drilling to June 30, 2010 clearly demonstrating grade, width and continuity within the Pozo Seco zone.  Contiguous holes outlined a very significant tabular body approximately 2,500 metres long, averaging 250 to 300 metres wide and 50 metres thick. Successful in-fill drilling defined the body on roughly 100 metre centres in order that a resource calculation could be undertaken. This was initiated in June, 2010, and on August 4, 2010 Scott Wilson RPA delivered a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010. At a cut-off grade of 0.022% molybdenum, the Indicated Mineral Resources are estimated at 29.1 million tonnes grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold. The Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold.

The above resource estimate summary statement has been read and approved by David A. Ross, P.Geo, Senior Consulting Geologist at Scott Wilson RPA who is the independent qualified person as defined under National Instrument 43-101. A National Instrument 43-101 technical report documenting this mineral resource estimate was filed on SEDAR on September 10, 2010 (www.sedar.com).

Metallurgical testing initiated in the previous quarter in order to assess the mineral recoverability of molybdenum and gold was ongoing throughout the quarter ended September 30, 2010.  Pozo Seco is an oxide molybdenum/gold deposit and both leaching and flotation techniques are being tested. Preliminary results of this initial metallurgical work are expected in Q4 2010.

During the quarter ended September 30, 2010, the Company entered into an option agreement to acquire a 100% interest in three additional mining concessions internal to the Cinco de Mayo property. The Company paid US$20,000 upon executing the agreement, and is required to pay an additional US$90,000 for these mining concessions, in stages through 2015.

Subsequent to September 30, 2010, the Company entered into an option agreement to acquire a 100% interest in two additional mining concessions internal to the Cinco de Mayo property. The Company is to pay US$20,000 upon executing the agreement, and is required to pay an additional US$90,000 for these mining concessions, in stages through 2014.

On-going Exploration Program

Overall, drilling at Cinco de Mayo has encountered strong CRD/skarn style mineralization and alteration throughout an area roughly 8 by 16 kilometres with large-scale coherent mineralization discovered at both the Jose Manto on the east side, and Pozo Seco on the west. Very few drill holes in the entire area completely lack mineralization, despite drilling step outs of up to a kilometre.  The ability to test the system with such large drilling step outs is testimony to the widespread development and potential size of this CRD system, and the Pozo Seco discovery fundamentally stems from just such a step out.  The above-noted first resource estimate for the Pozo Seco molybdenum-gold deposit provides significant confirmation of the robust nature of the mineralizing system at Cinco de Mayo and spurs the Company’s on-going search for the source of the system, as Pozo Seco not only represents an emerging stand-alone molybdenum-gold deposit target in its own right, but also is a potentially important indicator of nearby large-scale gold-silver-lead-zinc-copper replacement and skarn mineralization typical of the source (proximal) zones of the major CRD’s in the regional structural trend that hosts Cinco de Mayo. Although the Pozo Seco deposit remains open in several directions, most of the on-going focus and drilling is primarily dedicated to seeking this source zone because the overall features of the Cinco de Mayo system indicate that a very large CRD system may be present.  Pozo Seco’s molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems, but is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas.  Further, Pozo Seco style gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.

9/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

By late in the third quarter drilling was advancing with four drill rigs dedicated to tracing mineralized structural zones that may have fed, or been fed from the Pozo Seco mineralization zone. Exploration advances by locating these structures, determining their geometry and attempting to follow their geological and geochemical signatures back towards their source; a process called “vectoring”.  A comparison with similar CRD systems in the region indicates that the scale of vectoring may range from a few hundred metres to several thousand metres, so a number of holes may be required to trace an individual structure.  Many of the structures suitable for vectoring are referred to as “fugitive calcite veins” containing manganese-bearing calcite and/or quartz-barite-calcite fillings carrying varying gold, silver, copper, lead, zinc, and tungsten values.  “Fugitive veins” are so named because they are deposited from partially spent ore-fluids that have leaked, or “escaped” from the principal ore-deposition zone.  Their degree of mineralization and geochemistry tends to vary systematically as they diminish outwards from their source.  Similar veins encountered above and around high grade manto, chimney and skarn zones in most of the world’s large CRDs have historically been used as exploration guides and followed for tens to hundreds of metres into orebodies.

Holes CM10-266 to CM10-294 were completed in third quarter for a total of 10,720 metres drilled, with detailed assay results available at http://www.magsilver.com/i/pdf/2010-11-12_Q3MDAE.pdf .  These 28 holes include a variety of geological and geophysical targets within an area roughly 3 by 4 km, primarily focused in: The Rancho Zone, 1100 metres southwest of Pozo Seco; Pozo Seco West, 500 to 800 metres west of Pozo Seco; and Pozo Seco South, 1.5 km south of Pozo Seco.  Twenty-four of these twenty-eight geologically targeted holes cut multiple mineralized veins and veinlets virtually all of which contain strongly anomalous gold values, in many cases associated with strong Copper, Lead and Zinc values. Very high silver was encountered in two previous holes (255, 265).  Many holes also showed significant features indicating proximity to an intrusive heat source including high copper and tungsten values.

Despite extensive cover, recent drilling west and southwest of Pozo Seco has succeeded in revealing new sub-parallel NW-SE mineralized structural zones containing multiple fugitive veins with strong geochemical signatures in the Rancho, Pozo Seco West and Pozo Seco South areas.  Similar fugitive veins, locally associated with felsic dykes (previous holes 235 and 238), have been cut in the previously known Pozo Seco Fault, whose almost east-west geometry has been significantly refined.  The intersection of these NW-SE and E-W fault systems appears to coincide with areas of increased mineralization and thermal alteration, indicating that they may be significant feeders within the system and that a magmatic source may be present nearby.  The geochemical and geological characteristics of the results from these holes are being continuously evaluated for vectoring indications for on-going drilling.

Typical of the holes with multiple fugitive veins is CM10-270 which cut 12 veins over a 200 metre section, with individual vein zones from 0.23 to 1.48 metres wide carrying gold values of  0.36 to 2.23 g/t; trace silver; 28 to 987 ppm copper, 0.01 to 1.13% lead; and 0.03 to 4.20% zinc.  Many other holes in the drilling areas cut multiple numbers of fugitive veins (in some cases more) with similar value ranges.  Drilling is currently underway along the strike of these structures to determine which direction the mineralizing fluids arose from.  That information will be used to guide further drilling in that direction towards the overall system source.

The Rancho Zone lies along the western projection of the Pozo Seco Fault and the western limit of the Pozo Seco Magnetic anomaly.  Drilling was originally oriented north-south across the Pozo Seco Fault and most holes hit numerous sulfide-bearing fugitive veins at low angles, indicating northerly orientations parallel to the edge of the magnetic anomaly.  Subsequent holes (CM10-257 and 268) cut east-west across the edge of the magnetic anomaly 700 and 500 metres to the north of the Rancho Zone and each cut lead or zinc mineralization in structures parallel to this feature.  These combined results indicate the presence of a strong north-south trending structural corridor that clearly channeled mineralizing fluids over long lateral distances. Marblization increases significantly in holes south of the Pozo Seco Fault, suggesting a higher heat regime in that area.  Drilling is currently focused on cutting these vein swarms where they intersect the Pozo Seco Fault and farther south along the marble trend.

10/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

The Western Exploration Area lies due west of the deepest part of the Pozo Seco molybdenum-gold deposit and is a continuation of the attempt to track this apparent feeder zone back to its source.  Hole 265 lies 450 metres west of the deep Pozo Seco zone and cut a sulphide-rich vein 1.33 metres wide carrying 3,220 g/t silver, 0.57% copper, and 860 ppm tungsten (W).  This is a strongly proximal signature and will be followed up with additional drilling.

Pozo Seco South lies 1.5 km south of Pozo Seco in an area where near-surface high grade gold intercepts have been encountered in previous drilling (see Press Releases of April 19, 2010).  Three new holes (CM10-269, 271 and 272) were drilled to trace these structures to depth and along strike, and all three cut significant gold values in the target structures.

Geophysical Target Zone.  Three holes (CM10-250, 251, and 252) were drilled 300 to 800 metres southeast of Pozo Seco along the continuation of the strong VTEM and ZTEM geophysical anomalies that run through the center of the Pozo Seco molybdenum-gold body.  All three holes cut strongly silicified limestone breccias, but without significant mineralization.

 Tres Amigos lies just off the northeast flank of the Pozo Seco molybdenum-gold deposit and is characterized by strong marble development, locally with irregular pods of lead and zinc sulphides.  Holes were drilled along the flanks of the marble zone. None cut significant mineralization

Pozo Seco Molybdenum-Gold Zone

Drilling of all of the various zones of Pozo Seco on 100 metre centers was completed prior to beginning of the third quarter.  Assay results from the final holes were received by July 12, 2010 and incorporated into the initial Resource Estimate described above by Scott Wilson RPA.  Drilling focused shifted to seeking the source of the Pozo Seco molybdenum-gold body in early third quarter.

Lagartos Land Package

The Company owns a 135,000 hectare land package called Lagartos, near the Juanicipio property. Two claim groups, Lagartos NW and Lagartos SE, lie northwest and southeast of the Juanicipio Joint Venture along the “Fresnillo Silver Trend”, a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.

Lagartos SE exploration has targeted the discovery of extensions to major veins in the historically prolific Zacatecas silver district. The Veta Grande (“Grand” or “Great” Vein) was the second most important vein in the district with significant ore shoots distributed intermittently along its 12 kilometre trace across the north-central part of the district.  The vein disappears under alluvium at both ends, but MAG’s late 2009 drilling appears to have found its eastern continuation under cover. Holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcrop, through roughly 100 metres of alluvium.  This discovery shows that this important and historic vein is open along strike from areas of past production, with MAG’s wholly owned property covering an additional four kilometres of possible projection to the east.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande, have encountered high grade silver mineralization as reported by the Company in its press release dated January 19, 2010.  Accompanying low base metal values indicate the vein was likely intersected at a high level. Current work is focusing on following up these significant results with an airborne geophysical survey and subsequent drilling. .

A 1,200 line-kilometre airborne Electro Magnetic (“EM”) survey contract was awarded to Geotech Ltd., of Aurora, Ontario. The survey will consist of VTEM and aeromagnetic coverage of the east side of the property including the San Ramone land. The survey equipment was cleared through Mexican Customs in September and the actual surveying is expected to begin during the 4th quarter.

11/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

To date, 44 holes have been drilled in four principal areas within and along the projections of major vein systems in Lagartos SE around the historic Zacatecas District. No new drilling occurred in the third quarter. Ground geological surveys and drilling access negotiations were undertaken to allow the airborne geophysical survey designed to help trace the extensions of the Veta Grande and Puerto Rico vein targets across MAG controlled property in preparation for follow up drilling later in 2010 or 2011.

During the three and nine months ended September 30, 2010, the Company incurred $231,476 and $562,980 respectively in exploration costs on the Lagartos properties (2009: $532,874 and $3,070,277 respectively), and a cumulative total of $10,470,715 to September 30, 2010 in exploration costs.  The Company’s budgeted exploration programs at Lagartos for 2010 are approximately $1,300,000.

Mojina Property

On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000.  The Mojina Property lies along the main strand of the Mexican CRD Belt, which includes the Company’s nearby Cinco de Mayo property (which lies 40 kilometres north of Mojina). Under the terms of the agreement, the Company paid US$35,000 ($35,788) upon signing the agreement and an additional US$65,000 ($64,950) on April 14, 2010.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling $960,000 through 2015 and incur cumulative exploration expenditures totalling $2,500,000 over five years to 2015. To September 30, 2010, the Company has completed $17,874 in exploration costs.  On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned properties.

A 1,300 line-kilometre airborne EM survey contract was awarded to Geotech Ltd., of Aurora, Ontario. The survey will consist of ZTEM and aeromagnetic coverage of the Property. The survey equipment was cleared through Mexican Customs in September and the actual surveying is expected to begin during the fourth quarter.

Esperanza

During the quarter ended September 30, 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SSE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $50,000 upon signing the agreement, and to earn its 60% interest the Company must make additional cash payments of $450,000 in stages to September 1, 2013 and incur exploration expenditures of $5,000,000 in stages to September 1, 2014, including committed first year drilling of 1,500 metres and expenditures of CAD$750,000.  To September 30, 2010, the Company had incurred $9,556 in exploration costs.

Under the terms of the agreement, MAG also agreed to acquire 1,500,000 units of Canasil at $0.10 per unit for a gross cost of $150,000, which closed on August 27, 2010. Each unit consisted of one common share of Canasil and one-half of one share purchase warrant (a “Warrant”), with each full Warrant entitling MAG to purchase one Canasil common share at a price of $0.15 prior to August 27, 2011. If, beginning six months following the closing, the price of Canasil’s shares equals or exceeds $0.30 per share for a period of ten consecutive trading days, Canasil will have the right to accelerate the expiry date of the Warrants with at least 30 days’ written notice to MAG.  The Company will further subscribe to second private placement of $200,000 in Canasil shares prior to August 27, 2011.

The Esperanza property hosts quartz breccia epithermal veins with silver, lead and zinc mineralization associated with argentiferous galena, silver sulfosalts and sphalerite. There has been a history of past mining activity at Esperanza with direct shipments of reportedly high grade ore to local smelters. There are a number of surface pits and dumps with ore left over from past mining operations around the vein and mine area. The mine was last active in 1970, and was reportedly mined on three levels, using a main access shaft down to a depth of approximately 90 metres. The old workings reportedly caved in when some of the main ore rich pillars were exploited.

12/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

Canasil had previously drilled nine diamond drill holes on the property for a total of 1,432 metres. This program has outlined a mineralized panel with a strike length of over 150 metres and depth of 100 metres, which is open in all directions, with vein widths of up to 10.30 metres carrying high grade silver mineralization. Seven drill holes intersected the main Esperanza vein (LE) and a hanging wall vein (HW) over significant widths The weighted average grade of mineralization intersected in the Esperanza vein is 330 g/t (9.62 oz/ton) silver, 0.93% (18.60 lbs/ton) zinc and 1.57% (31.40 lbs/ton) lead over an average width of 4.21 metres. This vein includes several intercepts with very high silver grades of up to 2,144 g/t (62.53 oz/ton) silver over 0.75 metres.

The Esperanza Vein has been traced by mapping of the collapsed workings over a strike length of 260 metres. Significant alteration zones are observed along strike extensions of the Esperanza vein for over 4 km on a NW-SE trend. Additional vein outcrops and mineralized structures are also observed to the NW of the extended claim area approximately 15 km NW of the Esperanza vein, indicating the potential for a large district scale epithermal system.

During the quarter ended September 30, 2010, the Company awarded a 1,300 line kilometre airborne EM/magnetics survey contract to Geotech Ltd., of Aurora, Ontario. The survey will consist of ZTEM and aeromagnetic coverage of the Property. The survey equipment was cleared through Mexican Customs in September and the actual surveying is   underway at this time.

Batopilas

To date, the Company has incurred $5,128,286 in exploration costs and $1,422,672 in acquisition costs on this 4,800 hectare property in the historic Batopilas native silver mining district in Chihuahua. Work on the property in the current period has included mapping and sampling along a new road being built across the property by the State of Chihuahua. The Company incurred $173,572 in exploration costs on Batopilas during the period ended September 30, 2010 (2009: $76,730) and has a budgeted 2010 exploration program at Batopilas of approximately $200,000.

Salemex Property

The Company had previously entered into two option agreements to earn a 100% interest in three concessions located in the state of Chihuahua, Mexico (the “Salemex” property).  Salemex is a combination vein and CRD system that lies directly along the principal CRD trend that includes the Company’s Guigui (Santa Eulalia), Cinco de Mayo, and Mojina properties.  The company drilled 8 holes along a very strong vein that runs NW-SE through the axis of the Salemex Property in 2008.  The southeasternmost of these holes gave very strong results: SM08-02 reported 10 g/t Au and 1735 g/t Ag over 0.5 metres and SM08-08 reported 4.77 g/t Au and 55 g/t Ag over 2 metres.  Drilling farther to the southeast was not pursued in 2008 pending claiming of open ground along the projected trend of mineralization.  The ground was titled in early 2009 and permits to drill were acquired in the spring of 2010.

During the quarter ended September 30, 2010, the Company executed a 6-hole, 1,212.49 metre drilling program along the southeaster projection of the principal structure. Three of the holes encountered the structure with quartz vein filling and associated silicification, but no significant values were returned from any of the holes. The combined 2009 and 2010 drilling results were not considered indicative of the kind of large-scale, high grade system that the Company seeks, so the decision to abandon the project was taken in September 2010. During the period ended September 30, 2010, acquisition costs of $720,821 and deferred exploration costs of $1,326,116 were written off.  The Company is in the process of providing termination notice to the vendors, but under the terms of the option agreements, is required to make an option payment of US$150,000 in November 2010 and is required to pay approximately $7,300 in 2011 land taxes on these claims.

13/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

Other Properties

Other properties consist of the Zacatecas claims, the Lorena claims, the Nuevo Mundo claims, the Camino Duro claims, the Guigui claim options and the San Ramone claim options.  As at September 30, 2010, the Company has capitalized $2,363,605 in acquisition costs on other properties in Mexico.  To September 30, 2010, the Company has incurred $3,973,604 in exploration costs on these properties.

Nuevo Mundo

The Nuevo Mundo Property abuts the eastern side of Goldcorp’s “Camino Rojo” property in northern Zacatecas State.  Camino Rojo contains a 2.3 million ounce gold resource (reference) and was largely a blind discovery.

The Company is seeking possible Camino Rojo analogs on the Nuevo Mundo property.  Outcrops are very sparse, so exploration needs to be guided by geophysics.

A 1,900 line-kilometre airborne EM survey contract was awarded to Geotech Ltd., of Aurora, Ontario. The survey will consist of ZTEM and aeromagnetic coverage of the Property. The survey equipment was cleared through Mexican Customs in September and the actual surveying is underway at this time.

Camino Duro

The Camino Duro Property is cut by Mexico Highway 15 in north-central Zacatecas State.  Two metre diameter boulders of silicified rock, similar to silicification seen throughout the Juanicipio Claim at Fresnillo, had been turned up by highway construction crews and caught Company geologist’s attention in 2009.  Reconnaissance mapping and sampling showed that the silicification covered a 200 hectare area, the centre of which was covered by two non-Company claims, internal to the Company’s 2,000 hectare claim.

During the quarter ended September 30, 2010, the Company entered into two option agreements to earn a 100% interest in two additional mining concessions adjacent to the Company’s Camino Duro property. The Company paid US$25,000 ($25,769) upon executing the agreements, and to earn its 100% interest the Company is required to pay an additional total of US$135,000 for these mining concessions, in stages through August 2013.

Permitting and logistics for drilling were organized during the third quarter and drilling commenced on October 6, 2010 on a 6-hole, 2000 metre program. Drilling was completed on October 28, 2010 with assay results for all holes pending.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. The Company has incurred $1,539,594 in exploration costs and $1,576,570 in acquisition costs to date. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $26,221 in exploration costs on Guigui during the nine months ended September 30, 2010 (2009: $50,779).  The Company’s budgeted exploration programs at Guigui for 2010 are approximately $35,000.

San Ramone

In July, 2009 the Company optioned, from Castle Resources, the San Ramone property adjoining Lagartos SE located in the historic Mala Noche silver vein system. The option agreement calls for a cash advance of US$75,000 (paid), a payment of US$ 750,000 on July 14, 2014, and work commitments totaling US$3,250,000 over five years (approximately US$ 481,000 incurred to date) for MAG to acquire a 100% interest subject to a 1.5% Net Smelter

Royalty. The San Ramone property, combined with MAG’s existing holdings at Lagartos SE, gives MAG control of a significant portion of the eastern part of the Mala Noche system.

MAG has drilled four holes in the San Ramone claim group, optioned from Castle Resources in 2009, covering the north western continuation of the Las Majadas-Pajarito Hill Vein zone within the important Mala Noche Vein system.  Earlier drilling showed a progressive northwest thickening of these veins and an increase in lead and zinc sulphide content towards San Rafael. The results show the continuation of the grade trend but thinning of the vein.  Further drilling in this area will target three other veins with strong surface expressions.

14/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

OUTLOOK

The Company continues to explore its properties in Mexico and although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently.  The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties, excluding the Salemex property (see above), have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

MAG had initially approved a total exploration and administration budget of approximately $15 million for 2010.  Of the original 2010 budget, $2.9 million was allotted for the Company’s 44% share of both Minera Juanicipio’s US$4.4 million 2010 exploration budget and its US$1.5 million engineering budget for a prefeasibility study. Over 40% of the Company’s remaining 2010 budget had been committed to exploration at Cinco de Mayo (approximately $5.0 million), and the balance to other exploration (approximately $2.2 million) and administration (approximately $4.9 million).

However, as exploration expenditures on Cinco de Mayo in the first six months of the year ($5,415,683) exceeded the initial $5 million budget due to accelerated and additional drilling, the Company revaluated its exploration plans during the third quarter and revised its 2010 Cinco de Mayo budget to $8.8 million. At the same time, the Company increased its overall exploration budget to account for new projects (Mojina and Esperanza).  The revised total exploration and administration budget for 2010 was approved at $19.9 million, of which approximately $13.4 million has been expended to September 30, 2010.

It is expected that diamond drilling will continue aggressively on the "Pozo Seco" area at Cinco de Mayo through the balance of the year, as drilling results continue to demonstrate the high exploration and resource potential of the property and justify continued exploration and subsequent expenditures.  Drilling at Juanicipio by operator Fresnillo is expected to continue at roughly the same level in 2010 as it did in 2009 at approximately 26,000 metres, and the prefeasibility study is expected to be completed by the end of calendar 2010.

Presently, MAG has four drills operating at Cinco de Mayo while at Juanicipio the joint venture has a total of five drills testing the Valdecañas Vein, the Juanicipio Vein and exploring for other veins. The Company intends to continue to take all steps necessary to protect its rights under the Minera Juanicipio Shareholders Agreement.  The Company also intends to grow its independent project portfolio through successful exploration and acquisitions.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at November 10, 2010, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	54,938,895
Stock Options	4,175,925	$2.00 - $14.70	3 months to 4.9 years
Fully Diluted	59,114,820

15/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2010 the Company had working capital of $47,115,059 compared to $31,907,471 at September 30, 2009, including cash on hand of $46,507,043 (2009: $30,491,397).  Accounts receivable at September 30, 2010 totaled $ 2,213,064 and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico.  Current liabilities at September 30, 2010 amounted to $2,149,201 (2009: $1,174,859) and are attributable primarily to accrued legal and exploration (drilling) expenses.  The increase in the Company’s cash and working capital position at September 30, 2010 as compared to the prior period is attributable to a completed brokered private placement financing that closed on May 18, 2010, whereby the Company issued 4,603,500 common shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775.  The net proceeds of the offering ($33,148,722) will be used to fund exploration and predevelopment of Juanicipio and Cinco de Mayo as well as for working capital.

During the three months ended September 30, 2010, 205,500 stock options were exercised for cash proceeds of $705,130 (2009: 24,500 for cash proceeds of $74,340).  During the nine months ended September 30, 2010, 823,826 stock options were exercised for cash proceeds of $1,810,306 (2009: 118,203 for cash proceeds of $327,315).  In the three and nine months ended September 30, 2010 there were no shares (2009 – Nil) issued for mineral properties.  The primary use of cash during the period was for mineral property acquisition and exploration expenditures totaling $3,129,492 for the three months ended September 30, 2010 (2009: $3,444,389), and $8,343,829 for the nine months ended September 30, 2010 (2009: $14,707,509). The Company also spent on its own account and through advances to Minera Juanicipio $1,028,417 (2009: $34,631) and $2,505,662 (2009: $1,145,627) on the Juanicipio property for its 44% of acquisition and exploration costs in the three and nine months ended September 30, 2010, respectively. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo.

The Company’s primary source of capital has been from the sale of equity.  The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period in excess of the next year.  The Company will also have sufficient working capital to fund its 44% share of initial costs for possible underground development and other accelerated engineering and development programs on the Juanicipio project should they occur within the next year. In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

Contractual Obligations

The following table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
San Ramone Property Option (1)	$ 3,500,000	$ 500,000	$ 1,000,000	$ 2,000,000	$ Nil
Mojina Property Option (2)	3,460,000	150,000	950,000	2,360,000	Nil
Esperanza Property (3)	5,650,000	1,050,000	2,850,000	1,750,00	Nil
Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Cinco De Mayo (4)	200,000	20,000	50,000	130,000	Nil
Camino Duro (5)	135,000	35,000	45,000	55,000	Nil
Salemex Property Option (6)	150,000	157,300	Nil	Nil	Nil
Office Lease	646,186	168,864	316,766	160,556	Nil

(1)  The San Ramone Property option consists of US$2,750,000 in exploration commitments and US$750,000 in a single property option payment in year 4.

(2)  Mojina Property option consists of US$2,500,000 in exploration commitments and $960,000 in property option payments.

(3) Esperanza Property option consists of US$5,000,000 in exploration commitments, US$450,000 in property option payments, and commitment to further subscribe to a private placement of $200,000 in Canasil shares prior to August 27, 2011.

(4)  Cinco De Mayo property option payments of US$200,000 on new claims acquired in 2010.

(5)  Camino Duro property option payments of US$135,000 on new claims acquired in 2010.

(6)  Salemex property option payment of US$150,000 due November 2010 to MINERA CASCABEL S.A. de C.V., a company with a a common director with the Company, and land taxes of $7,300 due January 2011.

16/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

OTHER ITEMS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the ICC Arbitration described above.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least September 30, 2011.

The scale and scope of the Juanicipio project could require significant development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recently filed AIF available on SEDAR at www.sedar.com and www.sec.gov.

17/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

The volatile global economic environment has created market uncertainty since mid-year 2008.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.  Other risks and uncertainties faced by the Company are listed under “Risks and Uncertainties” above and under “Risk Factors” in the Company’s most recently filed AIF.

At September 30, 2010, the Company had a receivable of $1,925,063 from the Mexican government for value added tax (“IVA”).  Although full recovery is expected by management, recoveries to date have been slow and intermittent.  The Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be received.  Subsequent to the quarter end, the Company received 5,864,799 Pesos ($484,784) of IVA refunds that were previously outstanding at September 30, 2010.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Since January 2006, these companies have a common director with the Company.  During the nine months ended September 30, 2010, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $185,220 (September 30, 2009 - $227,677) and exploration costs totaling $1,868,537 (September 30, 2009 - $2,428,063) under the Field Services Agreement.

The Company had previously entered into an option agreement with Cascabel for a portion of the Salemex property.  The Company is in the process of providing termination notice to Cascabel, but under the terms of the option agreement, it is still obligated to make an option payment of US$150,000 in November 2010 to Cascabel.

The Company was a party to an office services agreement with Platinum Group Metals Ltd., a company with three common directors.  Although the agreement was terminated with effect at December 31, 2009, transitional office services were provided under the agreement as the Company moved to new offices.  During the nine months ended September 30, 2010, the Company paid Platinum Group Metals Ltd. $19,500 as transitional service fees under the expired office service agreement (September 30, 2009 - $102,014).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

CRITICAL ACCOUNTING ESTIMATES

The Company’s critical accounting estimates are set out in the Annual Management Discussion and Analysis for the year ended December 31, 2009.

RECENT ACCOUNTING PRONOUNCEMENTS

(i) CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. Accordingly on January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements, and will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis with restatement of comparative information presented for the quarter ended March 31, 2010 including a restated opening January 1, 2010 balance sheet. Policy changes implemented pursuant to IFRS may have a material effect on the Company’s financial statements.

18/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

Company’s Convergence Plan

On June 22, 2010, the Company appointed a new full time Chief Financial Officer (“CFO”), who will lead the Company’s conversion to IFRS.  The CFO has participated and continues to participate in ongoing training sessions provided by external advisors on the conversion process.  As well, the Company’s external auditors have been engaged to provide advice and improve the quality of the conversion. The audit committee of the Company is kept informed of management's recommendations and decisions on accounting policy choices under IFRS, project status and significant IFRS developments.

Management anticipates completing its IFRS reporting conversion on a timely basis, and is executing its conversion project in accordance with the following four phases:

1.

Review and Assessment

2.

Design

3.

Implementation

4.

Post Implementation Review

Phase 1: Review and Assessment

In this phase, management is conducting a detailed review of all relevant IFRS standards to identify differences with the Company’s current accounting policies and practices, giving separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and addressing those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS.

The Company has substantially completed its review of the significant IFRS differences between Canadian GAAP and IFRS. This assessment has provided insight into those areas that will be impacted by the conversion, and allowed the Company to prioritize those differences that could have a significant impact on its financial statements.  The following areas have been identified as having the highest potential impact on the Company’s financial reporting: accounting for deferred exploration costs and mineral rights; functional currencies and foreign currency translations; alternatives available under IFRS 1 (First Time Adoption of IFRS); and, disclosure requirements and presentation differences.

Potential High Impact Areas

Accounting for deferred exploration costs and mineral rights

The most significant potential impact of accounting policy differences on the Company’s consolidated financial statements relates to the accounting for deferred exploration costs and mineral rights. The Company is in the exploration stage and under Canadian GAAP currently capitalizes all costs related to the acquisition and exploration of its mining rights. Management regularly reviews the carrying value of mineral rights and deferred exploration costs for evidence of impairment, and when the carrying values are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

IFRS 6 “exploration for and evaluation of mineral resources,” prescribes the financial reporting for the exploration for and evaluation of mineral resources.  IFRS 6 does not require or prohibit any specific accounting policies for the recognition and measurement of exploration and evaluation assets.  Under IFRS 6, an entity is permitted to continue to use its existing accounting policies provided that they result in information that is relevant to the economic decision making needs of users and that is reliable. A policy choice is therefore required under IFRS dictating whether the Company continues to capitalize costs related to the acquisition and exploration of its mining rights, or elects to expense them as incurred.  If the latter choice is made, the opening January 1, 2010 IFRS balance sheet will show a nil carrying value for the Company’s mineral rights and deferred exploration costs.  Management believes it will elect to continue to use its existing accounting policy, resulting in no impact from the IFRS transition on the carrying value for the Company’s mineral rights and deferred exploration costs.

19/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

Functional currencies and foreign currency translations

The criteria to determine the functional currency under IFRS are not identical to those under Canadian GAAP. IAS 21 sets out a more specific approach to determining the functional currencies of a reporting entity and its subsidiaries, and prioritizes influencing factors.  Under Canadian GAAP, no factor is identified as having any greater relative importance. Management will have to reassess the functional currencies of the Company and its foreign subsidiaries, but does not expect a change to arise.

Provisions related to the initial adoption of IFRS under IFRS 1 (First Time Adoption of IFRS)

IFRS 1 guidance is mandatory for all first-time adopters of IFRS, including the Company, and there is no Canadian GAAP equivalent.  It provides the framework for the first-time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively, meaning the opening statement of financial position as at the date of transition and the opening numbers of IFRS will be determined on the premise that IFRS had always been applied. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS. For the Company the material exemptions relate primarily to cumulative translation differences (IAS 21), share-based payment transactions (IFRS 2), and estimates as at the date of transition. IFRS 1 allows for certain other optional exemptions; however, the Company does not expect such exemptions to be significant or applicable to the Company’s adoption of IFRS.

Adjustments resulting from IFRS 1 are generally recognized directly in retained earnings at the date of transition to IFRS, or in some instances in another category of equity.  The tax effects of any opening differences must also be measured and recorded.

Disclosure requirements and presentation differences

It is expected that the overall presentation of the financial statements will change significantly and become more voluminous, as the Company complies with increased disclosure requirements under IFRS and differing presentations of the balance sheet and statements of loss and cash flows.

Expected Low Impact Areas

Management has also assessed the impact of IFRS adoption on the Company’s internal controls over financial reporting, disclosure controls and procedures, information technology and data systems. The Company does not expect that the conversion to IFRS will have a significant impact on its accounting processes and internal controls (including information technology and data systems).

The Company does not expect the conversion to IFRS to have a significant impact on its risk management or other business activities. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

20/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

Phase 2: Design

The Company is currently focusing on the project design phase, which includes the evaluation of accounting policy alternatives, and the investigation, development and documentation of solutions to resolve differences identified in phase 1 above, along with quantification of impact on key line items and disclosures. In this phase, the Company will select its accounting policies from the various available policy alternatives and one-time accounting alternatives under IFRS 1. The Company's main objective in the selection of IFRS policies and transition elections is to become IFRS compliant while ensuring it provides meaningful and transparent information to stakeholders.

Phase 3: Implementation

This phase will embed the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes. This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, and preparation and approval of completed IFRS consolidated financial statements.

During this phase, management will prepare a 2010 opening balance sheet and reconciliations of 2010 interim and year end statements to Canadian GAAP statements of the same periods. Management expects to have a draft opening January 1, 2010 balance sheet prepared by December 31, 2010, and to have draft IFRS financial statement notes, including IFRS policy disclosures by January 31, 2011, allowing management adequate time to comply with first quarter 2011 reporting under IFRS.

Phase 4: Post Implementation

A post implementation review will be performed in 2011 prior to the Company’s first IFRS compliant filings, to ensure full compliance with the new standards.

(ii) BUSINESS COMBINATIONS

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“Multilateral Instrument 52-109”) is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure control procedures as of December 31, 2007, 2008 and 2009 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past three years to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.

21/22

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the three and nine months ended September 30, 2010

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006, 2007, 2008, 2009 and in 2010 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal control over financial reporting during the period ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Subsequent Information

Subsequent to September 30, 2010, the Company:

a)  Issued 195,000 common shares pursuant to the exercise of stock options between $1.00 and $5.36 per share for aggregate proceeds of $665,600;

b)  Granted 611,785 stock options under the Company’s Plan to directors, officers, and employees, exercisable at $9.92 per share, with a term of five years, and vesting one-third immediately, one-third after 12 months from the date of grant and one-third after 24 months from the date of grant; and

c) Agreed to enter into an option agreement to earn a 100% interest in two additional mining concessions adjacent to the Cinco de Mayo property. The Company is to pay US$20,000 upon executing the agreement, and to earn its 100% interest the Company is required to pay an additional US$90,000 for these mining concessions, in stages through 2014.

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